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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3*

Name of Issuer:  Envirodyne Industries, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  294-037-205

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

             Restructuring Capital Associates, L.P.,
     Attn: Mr. James Bennett, 450 Park Avenue, NY, NY 10022

     (Date of Event which Requires Filing of this Statement)

                          April 3, 1996

If the filing person has previously filed a statement on Schedule
13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

Check the following line if a fee is being paid with this
statement [   ].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Restructuring Capital Associates, L.P.    13-3526880

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,031,611

8.  Shared Voting Power:

9.  Sole Dispositive Power:

         1,031,611

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,031,611

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares







                                2



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13. Percent of Class Represented by Amount in Row (11)

         7.12%

14. Type of Reporting Person

         PN(IA)














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         James D. Bennett     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,260,013

8.  Shared Voting Power:

9.  Sole Dispositive Power:

         1,260,013

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,260,013

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares







                                4



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13. Percent of Class Represented by Amount in Row (11)

         8.70%

14. Type of Reporting Person

         IN














































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CUSIP No. 294-037-205

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bennett Restructuring Fund, L.P.  13-3526877

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,031,611

8.  Shared Voting Power:

9.  Sole Dispositive Power:

         1,031,611

10. Shared Dispositive Power:

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,031,611

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares







                                6



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13. Percent of Class Represented by Amount in Row (11)

         7.12%

14. Type of Reporting Person

         PN














































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         The reason for this filing of Amendment #3 to the

previously filed Schedule 13D is to show that the holdings of

James D. Bennett, Restructuring Capital Associates L.P. ("RCA"),

a Delaware limited partnership, and Bennett Restructuring Fund,

L.P. (the "Partnership"), a Delaware limited partnership, in

Envirodyne Industries, Inc. (the "Company") have decreased.

Item 1.  Security and Issuer

         This statement relates to shares of common stock of the

Company.  The Company's principal executive office is located at

701 Harger Road, Suite 190, Oak Brook, Illinois  60521.

Item 2.  Identity and Background

         This statement is being filed on behalf of James D.

Bennett, RCA and the Partnership.  Their address is 450 Park

Avenue, New York, New York 10022.

         Mr. Bennett is the sole shareholder and President of

Bennett Capital Corporation ("BCC").  BCC is the sole general partner of RCA, which is the sole general partner of the

Partnership.  The Partnership is a private investment

partnership.  The principal address of BCC is also 450 Park

Avenue, New York, New York 10022.  Each of Mr. Bennett's and

RCA's principal business is to act as an investment manager.  RCA is registered as an investment adviser with the Securities and

Exchange Commission.

         Mr. Bennett is also the president and controlling

shareholder of Bennett Offshore Investment Corporation, an entity




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that is the investment manager of Bennett Offshore Restructuring

Fund, Inc. ("Bennett Offshore"), an offshore investment

corporation.

         Neither Mr. Bennett, RCA nor the Partnership has, during

the last five years, been convicted in any criminal proceeding.

         Neither Mr. Bennett, RCA nor the Partnership has, during

the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violations with respect to such laws.

         Mr. Bennett is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Bennett beneficially owns

1,260,013 shares of common stock of the Company (the "Shares") of which RCA beneficially owns 1,031,611.  1,031,611 Shares are held by the Partnership and 228,402 Shares are held by Bennett

Offshore Restructuring Fund, Inc. ("Bennett Offshore").  The

funds for the purchase of the Shares held in Bennett Offshore came from capital used to purchase shares in Bennett Offshore by its shareholders.  No funds were borrowed to finance the

purchases.






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Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As noted above, as of the date hereof, Mr. Bennett and

RCA are the beneficial owners of 1,260,013 and 1,031,611 Shares,

respectively, of the Company's common stock.  Based on figures disclosed in the Company's 10-k for the year ending December 28,

1995, there are believed to be a total of 14,479,721 Shares of the Company's common stock outstanding.  Therefore, Mr. Bennett and RCA beneficially own 8.70% and 7.12%, respectively, of the outstanding common stock of the Company.  The Partnership

beneficially owns 1,031,611 Shares, constituting 7.12% of the outstanding Shares.  Mr. Bennett has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of the Company's common stock that are currently beneficially owned by the reporting persons.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Neither Mr. Bennett, RCA nor the Partnership has any

contract, arrangement, understanding or relationship with any person with respect to the common stock of the Company.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of the

transactions in the Shares of the Company that were effected by

Mr. Bennett, RCA and the Partnership during the past 60 days.




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         Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


April 12, 1996

                               /S/  James D. Bennett
                           __________________________________
                           James D. Bennett


                           RESTRUCTURING CAPITAL ASSOCIATES, L.P.

                           By: Bennett Capital Corporation,
                               General Partner


                           By:    /S/ James D. Bennett
                              _______________________________
                              James D. Bennett, President


                           BENNETT RESTRUCTURING FUND, L.P.

                           By: Restructuring Capital Associates,
                                 L.P., General Partner

                           By: Bennett Capital Corporation,
                               General Partner


                           By:   /S/ James D. Bennett
                              _______________________________
                              James D. Bennett, President












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                                                        Exhibit A



                       Daily Transactions
                          Common Stock


                        Number         Price
      Trade Date        of Shares      per Share     Value

Purchases

      4/4/96             12,857        $3.53         $45,385.21


Sales

      4/3/96            100,000        $3.35         $334,500.00




































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